UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CONTINENTAL RESOURCES, INC.

(Name of Subject Company)

OMEGA ACQUISITION, INC.

(Offeror)

An entity wholly owned by Harold G. Hamm

Common Stock ($0.01 par value)

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

Omega Acquisition, Inc.

c/o Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

(405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David P. Oelman

Michael S. Telle

Stephen M. Gill

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758 - 2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2022, as amended by Amendment No. 1 filed with the Commission on November 7, 2022 and Amendment No. 2 filed with the Commission on November 10, 2022 (the “Schedule TO”), and relates to the offer by Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”) incorporated by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of Continental Resources, Inc. (the “Company”), to purchase any and all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities; and (ii) Shares underlying unvested Company restricted stock awards, for $74.28 per share in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2022 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time), each of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 11 and Item 13.

Items 1 through 11 and Item 13 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at one minute after 11:59 p.m., New York City time, on Monday, November 21, 2022. The Depositary for the Offer has indicated that a total of 36,312,840 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 62.5% of the outstanding Shares other than Rollover Shares. In addition, Notices of Guaranteed Delivery have been delivered for 3,443,485 Shares, representing approximately 5.9% of the outstanding Shares other than Rollover Shares. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by the Purchaser.

On November 22, 2022, the Merger was completed pursuant to the terms of the Merger Agreement. On such date, the Purchaser merged with and into the Company in accordance with Section 1081.H of the OGCA, with the Company continuing as the Surviving Corporation wholly owned by the Founder Family Rollover Shareholders. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than (i) the Rollover Shares; (ii) Shares owned by the Company as treasury stock or owned by any wholly owned subsidiary of the Company, including Shares irrevocably accepted by the Purchaser pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demanded appraisal for such Shares in accordance with Section 1091 of the OGCA) was converted into the right to receive $74.28 per Share, in cash, without interest and subject to deduction for any required withholding taxes.

Promptly following consummation of the Merger, the Purchaser intends to cause all Shares to be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of October 24, 2022.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in The Wall Street Journal on October 24, 2022.

Exhibit No.	Description

(a)(2)(i)*	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2022 (the “Schedule 14D-9”)).

(a)(5)(i)*	Press Release issued by Continental Resources, Inc. on October 24, 2022.

(a)(5)(ii)*	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(iii)*	Opinion of Evercore Group L.L.C., dated October 16, 2022 (incorporated by reference to Annex B attached to the Schedule 14D-9).

(a)(5)(iv)	Press Release issued by Continental Resources, Inc. on November 22, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 22, 2022).

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(2)*	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(3)*	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022.

(d)(4)*	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(5)*	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(7)*	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(8)*	First Amendment to the Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(d)(9)*	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(10)*	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(11)*	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

Exhibit No.	Description

(d)(12)*	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. File No. 001-32886) filed February 21, 2018).

(d)(13)*	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(14)*	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(15)*	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company, as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(d)(16)*	Amendment No. 1 and Agreement dated August 24 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks.

(d)(17)*	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(d)(18)*	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(d)(19)*	Term Loan Agreement, dated as of November 10, 2022, by and among Continental Resources, Inc., as borrower, and MUFG Bank, LTD., as administrative agent, and the banks and other financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 10, 2022).

(d)(20)*	Amendment No. 2 to Revolving Credit Agreement, dated as of November 10, 2022, by and among (i) Continental Resources, Inc., as borrower, (ii) Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, (iii) MUFG Bank, LTD., as administrative agent, and (iv) the banks and other financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 10, 2022).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed with the Schedule TO filed on October 24, 2022, as amended by Amendment No. 1 to the

Schedule TO filed on November 7, 2022 and Amendment No. 2 to the Schedule TO filed on November 10, 2022.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

OMEGA ACQUISITION, INC.

By:	/s/ Harold G. Hamm
Name:	Harold G. Hamm
Title:	President

CONTINENTAL RESOURCES, INC.

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Senior Vice President, General Counsel, Chief Risk Officer & Secretary

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